4Gen Technology Group, Inc.
Statement of Changes in Shareholders' Equity
From November 9, 2017 (Inception) to Decmber 31, 2017
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance, November 9, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of shares	1,000,000	.	.		-
Net income				-	-
Balance, December 31, 2017	1,000,000	$ -	$ -	$ -	$ -